As filed with the Securities and Exchange Commission on October 7, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Permal Hedge Strategies Fund I

(Name of Subject Company (issuer))

Permal Hedge Strategies Fund I

(Name of Filing Person (offeror))

Shares of beneficial interest $0.00001 Par Value Per Share

(Title of Class of Securities)

714182102 (Service Shares)

714182201 (Institutional Shares)

(CUSIP Number of Class of Securities)

ROBERT I. FRENKEL

SECRETARY

PERMAL HEDGE STRATEGIES FUND I

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7046

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York, 10017

(212) 455-2000

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Permal Hedge Strategies Fund I (the “Fund”) relating to an offer to purchase (the “Offer”) up to $5,629,575 of shares of beneficial interest, par value $0.00001 per share. (“Shares”) in the Fund pursuant to tenders by shareholders of the Fund at their estimated net asset value as of June 28, 2013 and originally filed with the Securities and Exchange Commission on March 26, 2012, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Offer terminated at 5:00 P.M., Eastern Standard Time, on April 24, 2013. Pursuant to the Offer, $0 of Shares were tendered and accepted by the Fund at a net asset value per Service Share of $4.31 and a net asset value per Institutional Share of $4.35, as determined as of June 28, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMAL HEDGE STRATEGIES FUND I

By:	/s/ Kenneth D. Fuller
Name:	Kenneth D. Fuller
Title:	Chairman, President and Chief Executive Officer

Dated: October 7, 2013

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